SECURITI 05037937 ... N
Washing...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-53374

SEC RECEIVED PROCESSING FEB 28 2005 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beard Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 W. Western Reserve Road
(No. and Street)

Youngstown	OH	44514
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Beard (330) 758-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy LLC
(Name – *if individual, state last, first, middle name*)

826 Westpoint Pkwy., Suite 1250	Westlake	OH	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Rafoth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beard Financial Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

James Rafoth
Signature

Fin Operations Principal
Title

Susan Stanley
Notary Public
Commission expires 10/16/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beard Financial Services, Inc.

December 31, 2004

CONTENTS

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
27955 Clemens Road
Westlake, OH 44145-1139

www.cohenmccurdy.com

440.835.8500
440.835.1093 fax

The Board of Directors
Beard Financial Services, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Beard Financial Services, Inc. as of December 31, 2004, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beard Financial Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

January 20, 2005
Westlake, Ohio

Beard Financial Services, Inc.

Statement of Financial Condition

December 31, 2004

ASSETS

Cash	$	11,821
Deposits		449
Commissions receivable		86,626
Securities owned, at market value		67,226
Computer software - Net of accumulated amortization of $5,000		2,500
	$	168,622

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	7,321
Accrued commissions		41,341
Total liabilities		48,662
Stockholder's equity:		
Common stock		100
Paid-in capital		75,329
Retained earnings		44,531
		119,960
	$	168,622

The accompanying notes are an integral part of these financial statements.

Beard Financial Services, Inc.

Statement of Income

For The Year Ended December 31, 2004

Revenues	
Commission income	$ 874,474
Other income	2,905
Interest	2,405
Total revenues	879,784
Expenses	
Commissions and related expenses	789,911
Regulatory fees	9,185
Amortization	2,500
Professional fees	8,977
Office space and personnel	40,535
Miscellaneous	4,815
Total expenses	855,923
Net income	$ 23,861

The accompanying notes are an integral part of these financial statements.

Beard Financial Services, Inc.

Statement of Stockholder's Equity

For Year Ended December 31, 2004

	Common Stock	Paid-In Capital	Retained Earnings	Totals
Balances at January 1, 2004	$ 100	$ 75,329	$ 20,670	$ 96,099
Net income			23,861	23,861
Balances at December 31, 2004	$ 100	$ 75,329	$ 44,531	$ 119,960

The accompanying notes are an integral part of these financial statements.

Beard Financial Services, Inc.

Statement of Cash Flows

For The Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 23,861
Adjustment to reconcile net income to net cash provided by operating activities	
Amortization	2,500
Increase (decrease) in cash resulting from changes in operating activities:	
Commissions receivable	(32,697)
Deposits	(245)
Accrued commissions	12,945
Accounts payable	7,321
Net cash provided by operating activities	13,685
Cash flows from investing activities	
Securities owned	(2,404)
Net cash used by investing activities	(2,404)
Net increase in cash	11,281
Cash at beginning of year	540
Cash at end of year	$ 11,821

The accompanying notes are an integral part of these financial statements.

Note A - Organization

Beard Financial Services, Inc. (the Company) is a fully-disclosed broker dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the National Association of Securities Dealers, Inc. (NASD).

Note B — Summary of Significant Accounting Policies

Basis of Presentation -- The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Cash -- At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Securities Owned -- At December 31, 2004, securities owned consist of a certificate of deposit with a maturity date of October 10, 2005. Interest is earned at a rate of 3.65% and totaled $2,405 in 2004.

Commissions -- Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Receivables and Credit Policies -- Commissions receivable are uncollateralized commissions due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2004 all commissions were considered collectible and no allowance was necessary.

Income Taxes -- Beard Financial Services, Inc. has elected to be treated as an S corporation as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided; however, the Company is liable for any local income taxes.

Amortization--The Company amortizes computer software over its estimated useful life of three years.

Accounting Estimates -- Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Note C - Related Party Transactions

Personnel services and office space is provided to the Company by Beard Pension Services, Inc. Both companies share common ownership. During 2004, the Company paid $40,535 to Beard Pension Services, Inc. as reimbursement for its portion of those expenses, based upon an expense sharing agreement.

Note D - Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $91,122, which was $41,122 in excess of its required net capital of $50,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2004 the ratio was .53 to 1.

Note E – Exemption from Rule 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

Note F - Capital Stock

The Company has authorized 850 shares of common stock without par value; 100 shares are issued and outstanding at a stated value of $1 per share.

Note G - Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

Beard Financial Services, Inc.

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

NET CAPITAL	
Total stockholder's equity from statement of financial condition	$ 119,960
Less: Excess deductible allowable for fidelity bond coverage	4,000
Less: Non-allowable assets	
Commissions receivable	21,290
Computer software - Net	2,500
Deposits	449
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	91,721
Securities owned	599
NET CAPITAL	$ 91,122
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 48,662
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 3,246
MINIMUM REQUIRED NET CAPITAL	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000
EXCESS NET CAPITAL	$ 41,122
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.53 to 1

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
27955 Clemens Road
Westlake, OH 44145-1139

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

The Board of Directors
Beard Financial Services, Inc.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Beard Financial Services, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

January 20, 2005
Westlake, Ohio